December 31, 2019

Ronald Kempers
President and Chief Executive Officer
Mymetics Corporation
Route de la Corniche 4
1066 Epalinges, Switzerland

       Re: Mymetics Corporation
           Preliminary Information Statement on Schedule 14C
           Filed December 27, 2019
           File No. 000-25132

Dear Mr. Kempers:

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please revise your disclosure to describe any current plans, arrangements or understandings relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in authorized shares, including the terms of any current financing plans. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ronald Kempers
Mymetics Corporation
December 31, 2019
Page 2

        Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-3625
with any questions.



                                                         Sincerely,
FirstName LastNameRonald Kempers
                                                         Division of
Corporation Finance
Comapany NameMymetics Corporation
                                                         Office of Life
Sciences
December 31, 2019 Page 2
cc:       Ernest M. Stern
FirstName LastName